UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 27, 2022

Date of Report (Date of earliest event reported)

Equillium, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38692	82-1554746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2223 Avenida de la Playa Suite 105 La Jolla, California	92037
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 806-1074

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	EQ	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On September 27, 2022, Equillium, Inc. (“Equillium,” “the Company,” “we,” “us,” or “our”) reported interim results from the Type B portion of the EQUALISE study evaluating itolizumab, a first-in-class anti-CD6 monoclonal antibody selectively targeting the CD6-ALCAM pathway, in patients with lupus nephritis (“LN”).

The Type B portion of the EQUALISE study in patients with active proliferative LN is evaluating the safety, tolerability and clinical activity of subcutaneous delivery of itolizumab. Patients must present with greater than 1 gram of proteinuria and positive biopsy to be eligible for the study. During the 24-week treatment period, patients receive a subcutaneous dose of 1.6 mg/kg every two weeks, with follow up out to 36 weeks. Consistent with standard of care, patients on study also receive 2-3 g/day of mycophenolate mofetil/mycophenolic acid (MMF/MPA), and patients may receive pulse systemic corticosteroids that are rapidly tapered.

For this interim analysis, 13 subjects have been enrolled and dosed, with 11 subjects reaching at least 12 weeks of treatment and 6 subjects reaching 28 weeks or the end of study (“EOS”). Based on published guidelines for the management of lupus nephritis from the European League Against Rheumatism (“EULAR”) and European Renal Association-European Dialysis and Transplant Association (“ERA-EDTA”), clinical activity assessments in this study are focused on the change in urine protein creatinine ratio (“UPCR”) from baseline; proportion of apLN subjects with a complete response (CR), defined as 50% or greater reduction in UPCR and less than 0.5-0.7 g/g; and proportion of subjects achieving a partial response (PR), defined as 50% or greater reduction in UPCR.

Key findings from the interim analysis of the Type B portion of the EQUALISE study in lupus nephritis:

•	Subjects were highly proteinuric: baseline mean UPCR of 5.8 g/g

•	Clinically meaningful responses were observed:

•	By week 28 (or EOS):

•	3 of 6 (50%) subjects achieved CR (UPCR < 0.7 g/g)

•	2 of 6 (33%) subjects achieved PR (UPCR > 50% reduction)

•	4 of 6 (67%) subjects achieved greater than 80% reduction in UPCR

•	In all subjects receiving more than one dose:

•	8 of 12 (67%) subjects achieved greater than 50% reduction in UPCR

•	Average reduction of 60% in UPCR (over 3g of proteinuria)

•	Subjects titrated steroid dose to < 7.5 mg/day consistent with EULAR/ERA-EDTA recommendations

•	Itolizumab was generally safe and well tolerated with no drug related serious adverse events or treatment discontinuations

Data reported from the Type B portion of the EQUALISE study are preliminary and subject to change as more patient data become available.

Top-line data from the Type B portion of the EQUALISE study in patients with lupus nephritis is expected to be announced mid-2023.

In connection with the report of the interim results from the EQUALISE study, the Company referred to the presentation attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Where You Can Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with our pending acquisition of Metacrine, Inc. (“Metacrine”), we will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of the Company and Metacrine and other documents concerning the proposed merger with Metacrine with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT US, METACRINE AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by us and Metacrine with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and our other SEC filings are also available on our website at http://www.equilliumbio.com/.

The Company, Metacrine and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding our officers and directors is included in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2022 with respect to its 2022 Annual Meeting of Stockholders. Information regarding Metacrine’s officers and directors is included in Metacrine’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Metacrine’s Investors page on its corporate website at www.metacrine.com. This document is available free of charge at the SEC’s website at www.sec.gov or by going to our Investors page on its corporate website at www.equilliumbio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of our or Metacrine’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Current Report on Form 8-K that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Equillium. Such statements include, but are not limited to the potential benefit of treating patients with lupus/lupus nephritis with itolizumab, Equillium’s plans and expected timing for developing itolizumab including the expected timing of initiating, completing and announcing further results from the EQUALISE study, the potential for any of Equillium’s ongoing or planned clinical studies to show safety or efficacy, and Equillium’s plans and expected timing for developing its product candidates and potential benefits of its product candidates. Risks that contribute to the uncertain nature of the forward-looking statements include: the risk that interim results of a clinical study do not necessarily predict final results and that one or more of the clinical outcomes may materially change as patient enrollment continues, following more comprehensive reviews of the data, and as more patient data become available; uncertainties related to the abilities of the leadership team to perform as expected; Equillium’s ability to execute its plans and strategies; risks related to performing clinical studies potential delays in the commencement, enrollment and completion of clinical studies and the reporting of data therefrom; the risk that studies will not be completed as planned; Equillium’s plans and product development, including the initiation and completion of clinical studies and the reporting of data therefrom; whether the results from clinical studies will validate and support the safety and efficacy of Equillium’s product candidates; changes in the competitive landscape; uncertainties related to Equillium’s capital requirements; having to use cash in ways or on timing other than expected and the impact of market volatility on cash reserves; the ability of Equillium to consummate the transaction with Metacrine, and economic, business, competitive, and/or regulatory factors affecting the business of Equillium generally. These and other risks and uncertainties are described more fully under the caption “Risk Factors” and “Management’s Discussion and Analysis of financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K and other and SEC filings and reports, which may be accessed for free by visiting EDGAR on the SEC web site at http://www.sec.gov and on Equillium’s website under the heading “Investors.” Investors should take such risks into account and should not rely on forward-looking statements when making investment decisions. All forward-looking statements contained in this Current Report speak only as of the date on which they were made. Equillium undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Item 9.01	Exhibits

(d)	Exhibits

Exhibit No.	Description

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Equillium, Inc.

Dated: September 27, 2022

	By:	/s/ Bruce Steel
Bruce Steel
Chief Executive Officer

EQUALISE Interim Data Type B: Lupus Nephritis Patients 27 September 2022 Exhibit 99.1

Safe Harbor Statement This presentation contains forward-looking statements about Equillium, Inc. (the “Company”). Statements contained in this presentation regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Because such statements are subject to risks and uncertainties, many of which are outside of the Company’s control, actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to statements regarding the current expectations, estimates, forecasts and projections of Equillium; the potential benefit of treating patients with lupus/lupus nephritis with itolizumab, Equillium’s plans and expected timing for developing itolizumab including the expected timing of initiating, completing and announcing further results from the EQUALISE study, the potential for any of Equillium’s ongoing or planned clinical studies to show safety or efficacy, and Equillium’s plans and expected timing for developing its product candidates and potential benefits of its product candidates. Risks that contribute to the uncertain nature of the forward-looking statements include: the risk that interim results of a clinical study do not necessarily predict final results and that one or more of the clinical outcomes may materially change as patient enrollment continues, following more comprehensive reviews of the data, and as more patient data become available; uncertainties related to the abilities of the leadership team to perform as expected; Equillium’s ability to execute its plans and strategies; risks related to performing clinical studies potential delays in the commencement, enrollment and completion of clinical studies and the reporting of data therefrom; the risk that studies will not be completed as planned; Equillium’s plans and product development, including the initiation and completion of clinical studies and the reporting of data therefrom; whether the results from clinical studies will validate and support the safety and efficacy of Equillium’s product candidates; changes in the competitive landscape; uncertainties related to Equillium’s capital requirements; having to use cash in ways or on timing other than expected and the impact of market volatility on cash reserves; and economic, business, competitive, and/or regulatory factors affecting the business of Equillium generally. These and other risks and uncertainties are described more fully under the caption “Risk Factors” and “Management’s Discussion and Analysis of financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K and other and SEC filings and reports, which may be accessed for free by visiting EDGAR on the SEC web site at http://www.sec.gov and on Equillium’s website under the heading “Investors.” Investors should take such risks into account and should not rely on forward-looking statements when making investment decisions. All forward-looking statements contained in this presentation speak only as of the date on which they were made. Equillium undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information Where You Can Find Additional Information Related to the Metacrine Transaction This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with Equillium, Inc.’s (“Equillium,” “the Company,” “we,” “us,” or “our”) pending acquisition of Metacrine, Inc. (“Metacrine”), we will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of the Company and Metacrine and other documents concerning the proposed Merger with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT US, METACRINE AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by us and Metacrine with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and our other SEC filings are also available on our website at http://www.equilliumbio.com/. The Company, Metacrine and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding our officers and directors is included in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2022 with respect to its 2022 Annual Meeting of Stockholders. Information regarding Metacrine’s officers and directors is included in Metacrine’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Metacrine’s Investors page on its corporate website at www.metacrine.com. This document is available free of charge at the SEC’s website at www.sec.gov or by going to our Investors page on its corporate website at www.equilliumbio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of our or Metacrine’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Lupus Nephritis: The disease and treatment goals

50% Of systemic lupus erythematosus patients will develop lupus nephritis, the most common severe manifestation of the disease 100,000 Lupus nephritis patients in the U.S. 10-30% Of patients will progress to end-stage renal disease requiring kidney replacement therapy  < 50% Of patients achieve a partial response (> 50% reduction in UPCR) after 6 months on standard of care 2 Approved treatments to improve standard induction therapy 60% Of patients fail to achieve a complete response as defined by a UPCR of < 0.5 0.7 g/g at 1 year despite new drug approvals Lupus Nephritis in Numbers Parikh et al., Am J Kid Dis., 2020; Izmirly et al., Arthritis Rheumatol. 2021; Rovin et al., The Lancet, 2021; Furie et al., NEJM, 2020

Proteinuria/Albuminuria cause renal damage and fibrosis and are markers of disease activity Early, rapid and deep reductions in proteinuria minimize kidney damage and are predictive of better renal outcomes Goal of treatment is to minimize kidney damage and progression to renal failure, preventing the need for renal replacement therapy Reduction of proteinuria is used by regulatory authorities for approval of new glomerulonephritis therapies, including in lupus nephritis Proteinuria/Albuminuria: Surrogate Markers for Renal Survival Rovin et al. Kidney International, 2021, Levey et al AJKD, 2020, Rovin et al., The Lancet, 2021; Furie et al., NEJM, 2020; KDIGO (Kidney Disease Improving Global Outcomes) 2012 guidelines CKD evaluation and management

Treatment Goals for Lupus Nephritis The goal of therapeutic intervention is to rapidly and deeply reduce urine protein creatinine ratio (UPCR) and reduce steroid administration, noting that patients in the nephrotic range (> 3-3.5 g/d) may take an additional 6-12 months to achieve desired outcomes, due to slower proteinuria recovery Fanouriakis A, et al., Ann Rheum Dis., 2020; Eular/ERA-EDTA European League Against Rheumatism/European Renal Association-European Dialysis and Transplant Association EULAR/ERA-EDTA 2019 LN Guidelines Target proteinuria decrease of: Reduce steroids to: by 3 months Partial clinical response by 6 months Complete clinical response by 12 months by 3 to 6 months At least 25% At least 50% UPCR below 0.5- 0.7 g/g < 7.5 mg/day

Response to Standard of Care Induction Therapy Longitudinal Patterns of Response to Standard of Care Therapy for Lupus Nephritis: Data from the Accelerating Medicines Partnership® (AMP) Lupus Network Week 12 ORR 29% 23% 20% 57% ORR 43% 28% 23% 49% ORR 51% Week 26 Week 52 Abbreviations: SoC Standard of Care; ORR: overall response rate; ; UPCR: urine protein creatinine ratio Izmirly et al., Arthritis Rheumatol. 2021; Carlucci et al., Arthritis Rheumatol. 2020 Complete Response: < 0.5 g/g Partial Response: > 50% reduction UPCR No Response: < 50% reduction or worsening UPCR AMP is a public-private partnership between the NIH, the FDA, pharma and non-profit organizations The AMP Lupus Nephritis Cohort Cross-sectional and longitudinal analyses of responses of 121 patients with lupus nephritis lupus nephritis (~ mean UPCR 3.2) on SoC at 12, 26 and 52 weeks Patients with LN undergoing kidney biopsy as part of standard of care with baseline UPCR > 1.0 g/g The data is representative of a US multicenter multi-ethnic, real-world experience and consistent with placebo group in recently conducted clinical trials 13% 16% 71% Response rates at 12, 26 and 52 weeks

Approved Therapies: Need Remains for Rapid & Deep Responses Despite recent approvals, high unmet medical need remains for therapies that induce rapid and deep responses in more patients safely, without broad immuno-suppression Baseline UPCR Mean (SD) 32% 38% 30% 20% 30% 50% 41% 29% 30% 23% 29% 48% Placebo 6mo 12mo ORR 70% ORR 52% ORR 50% ORR 70% Drug 20% 17% 63% 30% 18% 52% ORR 37% ORR 48% 6mo 12mo Placebo 24mo Drug 24mo 4.1 (2.7) 3.9 (2.4) 3.5 (3.6) 3.2 (2.7) 1. Rovin et al., The Lancet, 2021; 2. Furie et al., NEJM, 2020 Complete Response: < 0.5 g/g Partial Response: > 50% reduction UPCR No Response: < 50% reduction or worsening UPCR Data from the Phase 3 AURORA-11 and BLISS-LN2 trials. Note FDA approved Benlysta on primary efficacy renal response (PERR) defined as UPCR <0.7 g/g.1

Itolizumab: Targeting the CD6-ALCAM Pathway In Lupus Nephritis

CD6-ALCAM Pathway is Central to Immuno-inflammation The CD6-ALCAM pathway modulates T cell activity and trafficking and we believe is central to the pathogenesis of multiple immuno-inflammatory diseases CD6 is a co-stimulatory receptor overexpressed on Teff and down-regulated on Treg CD6High cells exhibit greater pathogenic capacity Activated leukocyte cell adhesion molecule (ALCAM), is expressed on both antigen-presenting cells and tissues including the blood-brain-barrier, skin, gut, lung and kidney The binding of CD6-ALCAM is important for: Immune synapse formation Optimal co-stimulation and activation of T cells Trafficking into tissues T eff T reg CD6high High Proliferation Pathogenic Phenotypes Pro-inflammatory cytokines CD6low/- Low proliferation Regulatory phenotype Anti-inflammatory cytokines Consuegra-Fernandez et al., Cell Mol Immunol 2018; Ma et al.,

Bench to Bedside: The CD6-ALCAM Pathway In Lupus Nephritis

Pre-clinical

- ✓ Blockade of CD6 shown to be efficacious in multiple pre-clinical models of SLE/LN[1]

Translational

- ✓ Antigen specific, autoreactive CD6+ T cells key to SLE/LN pathogenesis[2]
- ✓ Single cell RNAseq data of LN kidneys versus normal showed a:
  - 16x increase in infiltrating CD6+ T cells
  - 9x increase in ALCAM expression on renal tissues[1]
- ✓ Urinary ALCAM a biomarker of active disease[3]

Clinical

- ✓ Exploratory analysis of SLE patients in Type A portion of the EQUALISE study, with elevated UPCR & UACR, showed an improvement with treatment[4]



MRL/lpr: % Survival
100
50
0
isotype
anti-mCD6
cyclophos.
MMF
naive (MPJ)
****
**
**
n.s.
10
15
20
25
30
Age (Weeks)



CD6
ALCAM
Ln (normalized expression)
K.Epithelial.Control
K.Epithelial.SLE
K.Leukocyte.Control
K.Leukocyte.SLE
U.Leukocyte.SLE



Urine ALCAM (pg/mg)
*
**
****
Active LN
Active Non Renal
Inactive SLE
Healthy Control



JCI
The Journal of Clinical Investigation
January 2022
Volume 132
Number 1
jci.org
Contribution of CD6/ALCAM interactions in lupus nephritis

nature REVIEWS NEPHROLOGY

equillium

UPCR, urine protein creatinine ratio; UACR, urine albumin creatinine ratio

1. Chalmers *et al.*, *Journal of Clinical Investigation*, 2022; 2. Abdirama *et al.*, *Clinical Investigation*, 2021; 3. Parodis *et al.*, *Rheumatology*, 2020; 4. Putterman *et al.*, *PO1624 ASN*, 2021

12

A Differentiated Approach to Treating Lupus Nephritis A unique, upstream, disease modifying mechanism selectively targeting auto-reactive Teff cell activity and trafficking to promote immune homeostasis and induce durable disease remission Restoration of immune regulation without broad immunosuppression Inhibition of Teff trafficking into renal tissues Synergistic inhibition of multiple Teff cells and cytokines* Treg Teff Teff Teff Teff Teff Teff * including but not limited to IFN-γ, TNF-α, IL-4, IL-5, IL-6, IL-13 and IL-17

Summary of Type A – SLE Patients

Primary Objective Assess the safety and tolerability of itolizumab in subjects with systemic lupus erythematosus (SLE) with and without active proliferative lupus nephritis Secondary Objective Characterize the pharmacokinetics (PK) and pharmacodynamics (PD) of itolizumab Type A Patients with active or inactive SLE without known lupus nephritis 2 doses itolizumab SC, Days 1 & 15 N = 35 Cohort 1: 0.4 mg/kg Cohort 2: 0.8 mg/kg Cohort 3: 1.6 mg/kg Cohort 4: 2.4 mg/kg Cohort 5: 3.2 mg/kg Type A Completed EQUALISE Study Design: Type A - Systemic Lupus Erythematosus (without Lupus Nephritis) Phase 1b open-label, dose escalation study Abbreviations: PK pharmacokinetics, PD pharmacodynamics, SC subcutaneous, SLE systemic lupus erythematosus, Putterman et al., PO1623 ASN, 2021

Safety Overview Safety monitored by independent Data Review Committee 49% of subjects experienced at least one adverse event Mostly in the highest dose cohort where multiple injections were required per dose (89% of subjects in 3.2 mg/kg group)  Most common terms headache and injection site reaction (erythema/pruritus), predominantly in the 3.2 mg/kg group  No deaths 2 SAEs in 1 subject (3.2 mg/kg) unrelated to study treatment, > 30 days after last dose 1 dose limiting toxicity: Grade 3 lymphopenia (2.4 mg/kg) Based on this safety profile, in conjunction with PK/PD data, 1.6 mg/kg selected for Type B subjects to be dosed bi-weekly for 24 weeks Itolizumab was generally well tolerated across all subjects and dose groups (n=35) Safety Data Summary: Type A Cohorts 1 – 5 Interim data from 19 AUG 2021: final completion of Type A cohort Abbreviations: PD, Pharmacodynamic; PK, Pharmacodynamic SAE, Serious adverse event Putterman et al., PO1623 ASN, 2021

Dose-Dependent Pharmacokinetics & Rapid Pharmacodynamics *Baseline ADA only: 4/19 (21%); low titer (<200) ADA observed in 3/19 (16%), at 2 (n=1) and 6 (n=2) weeks after the last dose of study drug **Some missing data points due to inadequate sample collection Abbreviations: ADA anti-drug antibodies, PK pharmacokinetics, SD standard deviation.Interim data from 19 AUG 2021: final completion of Type A cohort Putterman et al., PO1623 ASN, 2021 PHARMACOKINETICS PHARMACODYNAMICS Dose-dependent increases in itolizumab exposures observed Preliminary data suggest no impact of ADA on PK* Reductions in surface levels of CD6 on CD4 cells observed** Magnitude of decrease is comparable at 1.6 mg/kg and higher

Exploratory Analysis of SLE Subjects with Elevated Proteinuria

Low grade proteinuria is both present and treatable in patients with SLE and provides positive signal of drug activity for the treatment of lupus nephritis

Itolizumab mean fold change in elevated proteinuria in SLE patients[1]
(baseline UPCR > 0.2 g/g, n=6; or ACR > 0.03 g/g, n=4)



1.0
0.8
0.6
0.4
Fold Change in UPCR or ACR
Dosing days
BL
15
29
43
57
Study Day
Fold Change in Urine Protein/Creatinine Ratio
Fold Change in Urine Albumin/Creatinine Ratio

Visit	N	Spot UPCR Mean (g/g)	Change from Baseline* (%)	N	ACR Mean (g/g)	Change from Baseline* (%)
Baseline	6	0.49	NA	4	0.33	NA
Day 29	6	0.34	-33	2	0.39	-22
Day 57	5	0.33	-42	4	0.17	-54

Belimumab median % reduction in elevated proteinuria in SLE patients[2]
(baseline UPCR > 0.2 g/g)



Placebo, n=215
Belimumab 1 mg/kg, n=202
Belimumab 10 mg/kg, n=228
Median % Change
0
-10
-20
-30
-40
-50
N=6
N=5
Itolizumab
0
4
8
12
16
20
24
28
32
36
40
44
48
52
Weeks

- Belimumab median reduction in UPCR of 38% at week 52[2]
- Itolizumab median reduction in UPCR of 43% at week 8[1]

Abbreviations: ACR urine albumin-to-creatinine ratio, UPCR urine protein-to-creatinine ratio, SE standard error,
Interim data from 30 July 2021. Change from baseline = (geometric mean of subject specific fold changes from baseline -1) x 100, Data are not available for all subjects at all timepoints. 1. Putterman *et al., PO1624 ASN.*, 2021; 2. Dooley *et al.*, Lupus, 2013, itolizumab data represented for illustrative purposes

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Subcutaneous administration of itolizumab (0.4 - 2.4 mg/kg doses) was well tolerated  Reduced tolerability was observed at the 3.2 mg/kg dose with over 50% of patients discontinuing treatment after the first dose, 2-3 injections per dose were required Consistent with the mechanism of action of itolizumab, CD6 on the surface of T cells decreased significantly in a dose dependent fashion with maximal effect achieved at doses of 1.6 mg/kg or higher Exploratory subgroup analysis of Type A SLE subjects with elevated baseline levels of proteinuria or albuminuria (without diagnosis of active lupus nephritis) showed a decline in proteinuria – up to 54% – at two months following two doses of itolizumab The pharmacokinetic and pharmacodynamic analyses and the safety profile observed to date supports continued evaluation of subcutaneous itolizumab in SLE / LN (NCT04128579) and other chronic autoimmune diseases  Conclusions from Type A portion of EQUALISE Study Putterman et al., PO1623 & PO1624 ASN, 2021

Interim Data Type B – LN Patients

EQUALISE Study Design: Type B – Lupus Nephritis

equalise

Type B

apLN Patients
1) requiring induction treatment due to new diagnoses or relapsing disease; or
2) incomplete responders to standard of care

Itolizumab 1.6 mg/kg
SC Q2W
13 doses (Weeks 1-24)

Week 28
Clinical activity assessments

Week 36
Follow up

N = up to 20

Key Eligibility Criteria

Mycophenolate 2-3 g/day

induction patients may receive pulse systemic corticosteroids but taper to < 10 mg/d by Week10

Renal biopsy < 12 months
ISN/RPS Class III or IV, concomitant Class V permitted

> 1.0 g/g proteinuria

Primary Objective

- Assess safety and tolerability

Secondary Objectives

- Characterize pharmacokinetics (PK) and pharmacodynamics (PD)
- **Assess clinical activity:**
  - Δ in UPCR
  - Proportion of subjects with CR/PR in apLN
  - Δ in daily and cumulative prednisone dose
  - Δ in serologic markers and eGFR
  - Δ in SLEDAI-2K

Abbreviations: ACR urine albumin-to-creatinine ratio, apLN active proliferative lupus nephritis; CR complete response; eGFR estimated glomerular filtration rate; ISN/RPS class International Society of Nephrology /Renal Pathology Society class; PR partial response, UPCR urine protein-to-creatinine ratio, SC subcutaneous; SLEDAI-2K Systemic Lupus Erythematosus Disease Activity Index 2000; Q2W every 2 weeks

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Key Demographics Baseline Characteristics Safety Population (n=13) Age: Mean (SD) / Range 33.7 (11.8) / 20-58 Female: n (%) Female 12 (92%) Race: n (%) Country: n (%) White: 1 (8%) / Asian: 12 (92%) US: 3 (23%) / India: 10 (77%) SLE Duration (years): Mean (SD) / Range 7.3 (7.5) / 1-29 LN Duration (years): Mean (SD) / Range History of previous induction treatments: n (%) 6.0 (6.6) / 0.1-23 9 (69%) LN class type: Class III only Class IV only Class III + V Class IV + V 1 (8%) 3 (23%) 3 (23%) 6 (46%) UPCR (g/g) (based on 24-hour urine collection1,2): Mean (SD) Median (Range) 5.8 (4.3) 5.0 (1.1- 16.5) eGFR2 (ml/min/1.73 m2) : Mean (SD) / Range 110.5 (29) / 50 – 139 1 UPCR measured by spot collections were highly correlated to 24-hour collection, r > 0.9. 2Based on a mean of 2 values where available Based on interim data from 2 Sep 2022 – subject to change Abbreviations: SLE systemic lupus erythematosus, eGFR estimated glomerular filtration rate; LN lupus nephritis; SD standard deviation; US United States .

EQUALISE Type B Summary: 13 subjects dosed Database cut on September 2, 2022, analysis includes: 13 subjects enrolled and dosed (Safety Population) 12 subjects have received > 1 dose and a post-baseline assessment (Efficacy Population) 1 subject discontinued without a post-baseline efficacy assessment due to unrelated adverse event after 1 dose 6 subjects assessed at 28 weeks / EOS 11 subjects assessed at 12 weeks Patients are highly proteinuric: baseline UPCR mean of 5.8 g/g Range 1.1 to 16.5 g/g Based on interim data from 2 Sep 2022 – subject to change; Abbreviations: UPCR urine protein creatinine ratio; EOS end of study; hr hour

Interim Safety Data Summary - Type B

Itolizumab was generally safe and well tolerated across all subjects (n=13)

Safety Overview

- 77% of subjects reported at least one adverse event- predominantly mild to moderate in severity
- 2 subjects (15%) with AESI (lymphopenia) reported
- 2 subjects (15%) with at least 1 SAE (all SAEs unrelated to study treatment)
- Early termination of 3 subjects; 2 due to TEAE unrelated to study treatment and 1 due to physician decision
- No deaths

Drug Discontinuation *(not drug related)*	**Serious Adverse Events** *(not drug related)*	**TEAEs of Special Interest** *(drug related)*
• Two subjects experienced TEAEs that led to discontinuation: ◦ Fever and COVID-19 (~D12) ◦ Elevated LFT (D54) • One subject withdrew due to physician decision, need for additional therapy	• Dehydration (D39) • COVID-19/Sepsis/Cellulitis/ Renal Impairment/Arthritis bacterial/Diffuse alveolar damage/Myocarditis (first event D12)	• Two subjects with Grade 3 or 4 lymphopenia ◦ One subject reduced dose per protocol due to lymphopenia ◦ Known PD effect of itolizumab

Based on interim data from 2 Sep 2022 – subject to change;
Abbreviations: AESI adverse event of special interest; ; PD: pharmacodynamic; SAE: Serious adverse event; TEAE: treatment emergent adverse event; LFT liver function test

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Assessment of PK/PD and Anti-Drug Antibodies PK profile at 1.6 mg/kg comparable between Type A and B patients Reduction of cell surface CD6 (PD marker) is consistent with the mechanism of action To date, no subjects exhibited high titers of ADA, no changes to PK in ADA positive subjects Based on interim data from 2 Sep 2022 – subject to change; Putterman et al., PO1623, ASN 2021 Abbreviations: ADA: anti-drug antibody; PD: pharmacodynamic; PK: Pharmacokinetic PK similar between Type A and B subjects

Clinical Responses at 12 & 28 Weeks 18% Week 28/EOS (n=6) Best response (n=12) ORR: 83% Week 12 (n=11) 17% 33% 33% 17% 33% 25% 25% 17% 56% 27% Best response shown for all subjects dosed with > 1 dose; UPCR based on spot urine collection Based on interim data from 2 Sep 2022 – subject to change. Abbreviations: CR: complete response; EOS: end of study; NR no response; ORR: overall response rate= CR + PR; PR: Partial response; UPCR: urine protein creatinine ratio ORR: 45% Greater ORR achieved by 12 and 28 weeks than is expected with standard of care alone ORR: 67% Complete Response: > 50% UPCR reduction and < 0.5 g/g Partial Response: > 50% reduction UPCR No Response: < 50% reduction or worsening UPCR Complete Response: > 50% UPCR reduction and 0.5 – 0.7 g/g Legend

First noted Complete Response = > 50% reduction in UPCR and < 0.5 g/g First noted Complete Response = > 50% reduction in UPCR and 0.5-0.7 g/g First noted Partial Response = > 50% reduction in UPCR End of Treatment Ongoing End of Study Longitudinal Disposition (n=13) Sub. 1: 2.6 g/g Sub. 2: 3.9 g/g Sub. 3: 10.8 g/g Sub. 5: 8.1 g/g Sub 6: 4.0 g/g Sub. 4: 3.2 g/g Sub. 8: 1.6 g/g Sub. 7: 5.8 g/g Sub. 9: 3.4 g/g Sub. 11 0.5 g/g Sub. 12: 18.3 g/g Sub. 13: 1.7 g/g Sub. 10: 5.4 g/g 0 4 8 12 16 20 24 28 32 36 Weeks Legend Subject #: Baseline UPCR Early, rapid, deep responses Based on interim data from 20 Sep 2022 – subject to change; End of study denotes completion of follow up visits; Subject 10 without post-baseline efficacy assessments Last dose Follow-up

Maximum Reduction in UPCR (%) Sub.1 2.2 g/g Sub.13 1.4 g/g Sub.7 4.5 g/g Sub.8 0.9 g/g Sub.3 4.6 g/g Sub.2 0.6 g/g Sub.11 0.1 g/g Sub.4 0.5 g/g Sub.5 0.6 g/g Sub.6 0.2 g/g 100 90 80 70 60 50 40 30 20 10 0 -10 -20 -30 -40 -50 -60 -70 -80 -90 -100 Sub.12 6.8 g/g Sub.9 0.9 g/g 67% overall response rate    * * * * * * Complete Response: > 50% UPCR reduction and < 0.5 g/g Partial Response: > 50% reduction UPCR No Response: < 50% reduction or worsening UPCR Complete Response: > 50% UPCR reduction and 0.5 – 0.7 g/g Change in UPCR and Best Clinical Response by Subject N = 12 (subjects with > 1 dose and at least 1 post-baseline assessment) * Subjects still actively dosing Subject number with lowest UPCR achieved to date through study completion (week 36) Based on interim data from 2 Sep 2022 – subject to change. Abbreviations: ORR-overall response rate= complete and partial response; UPCR urine protein creatinine ratio Legend

Change in UPCR over time Week 12 Number of Subjects 10 9 Median -51.3% 6.2 mg Mean (SD) -36.7% (49.3%) 10.5 (10.7) mg Week 28/EOS^ Number of Subjects 6 5 Median -59.1% 5.0 mg# Mean (SD) -57.7% (28.0%) 7.5 (5.7) mg# Baseline Change in UPCR from Baseline Daily Steroid Dose (prednisone equivalents) Number of Subjects n/a 10 Median n/a 50.0 mg Mean (SD) n/a 46.0 (12.6) mg Arithmetic mean UPCR noted with SE; Figure includes data available at each time point ^EOS includes subjects that completed follow up visits; # Steroids recorded at Week 24; Abbreviations: eGFR estimated glomerular filtration rate; EOS end of study; SD standard deviation; SE standard error; UPCR urine protein creatinine ratio Based on interim data from 2 Sep 2022 – subject to change; UPCR correlation with ACR r=0.99; eGFRs remained stable during treatment period.

Itolizumab added to SoC Shows Clinically Meaningful Benefit EULAR/ERA-EDTA Treatment Duration Treatment Goal1 AMP SoC data2,3 (Mean baseline UPCR ~3.4) Itolizumab Interim Analysis (Mean baseline UPCR ~5.8) 3 months Reduction in proteinuria at least 25% Not reported 7 of 11 (64%) by Week 12 6 months Partial clinical response 50% reduction in proteinuria Complete clinical response Proteinuria < 0.5 g/g Proteinuria < 0.7 g/g 52 of 121 (43%) 28 of 121 (23%) Not reported 5 of 6 (83%) by Week 28 / EOS 2 of 12 (17%) 4 of 12 (33%) 12 months Complete clinical response Proteinuria < 0.5 g/g Proteinuria < 0.7 g/g 34 of 121 (28%) Not reported Dosing completed at 6 mo EULAR/ERA-EDTA treatment goals for patients with lupus nephritis Abbreviations: EOS, end of study; SoC, Standard of Care Itolizumab based on interim data from 2 Sep 2022 – subject to change 1. Fanouriakis A, et al. Ann Rheum Dis. 2020; 2. Izmirly et al., Arthritis Rheumatol. 2021; 3. Carlucci et al., Arthritis Rheumatol. 2020

EQUALISE Type B Interim Data Highlights 5/6 (83%) achieved complete or partial response (ORR) in UPCR by 28 weeks / EOS 8/12 (67%) achieved > 50% reduction in UPCR achieving at least partial response 4/6 (67%) achieved > 80% reduction in UPCR by 28 weeks / EOS Mean proteinuria reduction of > 60% (> 3 g reduction in UPCR) Although highly proteinuric at baseline – mean UPCR 5.8 g/g – 83% of subjects had at least a partial response by week 28 and median time to response of 12 weeks Based on interim data from 2 Sep 2022 – subject to change; Note: Urine protein creatinine ratio (UPCR) based on spot collection; Abbreviations: EOS: end of study; ORR overall response rate= Complete response or partial response ; EOS: end of study; UPCR urine protein creatinine ratio > 1 dose (n = 12) 28 weeks / EOS (n = 6)

Next Steps Key learnings from EQUALISE Type B lupus nephritis interim data: Itolizumab continues to demonstrate a favorable safety and tolerability profile at 1.6 mg/kg dose through six months of treatment Emerging product profile suggests differentiation in early, rapid, and deep responses in highly proteinuric patients Adds to our conviction in the clinical activity of itolizumab and the potential to be an impactful therapy for patients with severe immuno-inflammatory diseases Based on compelling data and KOL feedback, Equillium plans to: Continue enrollment in the EQUALISE study – topline data anticipated mid-2023 Continue analysis of serologies and biomarkers such as soluble ALCAM to response rates Prepare for later stage development that can support product registration Based on interim data from 2 Sep 2022 – subject to change; Abbreviations: ALCAM activated leukocyte cell adhesion molecule; KOL key opinion leader